[BANK OF THE JAMES FINANCIAL GROUP, INC. LETTERHEAD]

November 23, 2005

Ms. Paula Smith

Staff Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Bank of the James Financial Group, Inc.
Item 4.01 Form 8-K
Filed November 7, 2005
File No. 0-50548

Dear Ms. Smith:

I am writing in response to your letter dated November 18, 2005 to Bank of the James Financial Group, Inc. (the “Company”) concerning the above referenced Form 8-K. This letter serves as a response to your letter.

RESPONSE TO COMMENT

As requested in your letter and as we discussed on November 22, 2005, the Company has amended Item 4.01 to make clear that in approving the dismissal of Cherry, Bekaert & Holland, L.L.P. and the appointment of Yount, Hyde & Barbour, P.C. as the Company’s independent accountants, the Audit Committee of the Board of Directors was acting pursuant to authority granted to it by the full board of directors.

The following sets forth a redline showing forth the amendments to Item 4.01

Item 4.01 of the Registrant’s current Report on Form 8-K filed with the Commission on November 7, 2005 is amended in its entirety to read as follows:

On November 2, 2005 the Registrant approved the dismissal of Cherry, Bekaert & Holland, L.L.P. (“CBH”) as its independent accountants and approved the appointment of Yount, Hyde & Barbour, P.C. (“Yount, Hyde”) as the Registrant’s new independent accountants. The determination followed the Registrant’s decision to seek proposals from independent accountants to audit the Registrant’s financial statements for the fiscal year ending on December 31, 2006. The decision not to renew the engagement of CBH and to retain Yount, Hyde was approved by the Audit Committee of the Registrant’s Board of Directors under the authority granted by the Audit Committee Charter adopted by the Registrant’s Board of Directors.

[remainder of item unchanged]

Ms. Paula Smith

November 23, 2005

ADDITIONAL RESPONSE

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call me should you have any additional questions.

Sincerely,

/s/ J. Todd Scruggs
J. Todd Scruggs, Secretary-Treasurer

cc:	Eric J. Sorenson, Jr.
Paul Fedorkowicz